FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2025

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly Held Company

CNPJ/MF No. 47.508.411/0001-56

NIRE 35.300.089.901

NOTICE TO THE MARKET

Companhia Brasileira de Distribuição (“Company”), pursuant to Law No. 6,404/76, as amended, CVM Resolution No. 44/21, hereby informs its shareholders and the market in general, in replacement of the Notice to the Market disclosed on March 19, 2025, and with the aim of providing additional information, that it has contracted a foreign currency loan with Rabobank, under the terms of Law No. 4,131/62 (“Loan”). The settlement of the transaction was completed on March 19, 2025.

The Loan amounts to € 75,000,000.00 (seventy-five million euros), equivalent to approximately R$ 469,000,000.00 (four hundred sixty-nine million reais). The full amount was converted into national currency through a derivative transaction contracted by the Company (“Derivative”). The Loan maturity period is three years, with a single payment and semi-annual interest.

The euro Loan was contracted at a fixed interest rate of 4.02% per year, and was converted through a Derivative, eliminating the currency exposure, into a rate indexed to the CDI, plus an annual spread of 2.10%.

The Loan was contracted with the objective of refinancing short-term debts, within the Company’s regular financial management process.

As part of the financial leverage reduction plan, in 2024, the Company recorded, in the fourth quarter, a financial leverage ratio (net debt to Adjusted EBITDA of the last 12 months pre-IFRS 16) of 1.6x, a significant reduction compared to the 5.0x reported in the same period of 2023. This reduction was driven by improved operational results, lower impact of non-operational cash outflow, and the sale of non-strategic assets. Additionally, the Company ended the period with a cash position of R$ 2.6 billion.

The Company will continue to keep its shareholders and the market informed about its refinancing process and ongoing efforts related to its financial leverage reduction plan.

São Paulo, March 21, 2025.

Rafael Russowsky

Vice-President of Finance and Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 21, 2025	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Rafael Sirotsky Russowsky
	Name:	Rafael Sirotsky Russowsky
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.